UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 8)

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$87,838,624.00	$11,313.61

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 5,489,914 shares of common stock of Gentiva Health Services, Inc. at a purchase price of $16.00 per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,852.41	Filing Party:	Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Kindred Healthcare, Inc. (“Kindred”), a Delaware corporation, and Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Kindred. The Schedule TO relates to the offer by the Purchaser to purchase 5,489,914 outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Gentiva Health Services, Inc., a Delaware corporation, at $16.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 14, 2014, and in the related Amended and Restated Letter of Transmittal.

All capitalized terms used in this Amendment No. 8 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The Offer to Purchase is hereby amended and supplemented as follows:

1. The following paragraph is hereby added before the caption “Other Transactions with Gentiva” in “The Offer — Section 11 — Background of the Offer; Other Transactions with Gentiva”:

“On July 22, 2014, the FTC granted termination of the waiting period under the HSR Act.”

2. The following paragraph is hereby added after the last paragraph of “The Offer — Section 14 — Conditions of the Offer”:

“On July 22, 2014, the FTC granted termination of the waiting period under the HSR Act. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Section 14.”

3. In “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals,” the last three sentences of the second paragraph, the third paragraph and the first two sentences of the fourth paragraph under the caption “Antitrust” are hereby deleted in their entirety and the following sentence is hereby added at the end of the second paragraph of that section:

“On July 22, 2014, the FTC granted termination of the waiting period under the HSR Act. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in “The Offer — Section 14 — Conditions of the Offer”.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2014

KINDRED HEALTHCARE, INC.

By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated June 17, 2014.†

(a)(1)(B)	Form of Letter of Transmittal.†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(F)	Form of summary advertisement dated June 17, 2014.†

(a)(1)(G)	Amended and Restated Offer to Purchase dated July 14, 2014. †

(a)(1)(H)	Amended and Restated Form of Letter of Transmittal.†

(a)(1)(I)	Amended and Restated Form of Notice of Guaranteed Delivery. †

(a)(1)(J)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(K)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(5)(A)	Text of press release issued by Kindred, dated June 16, 2014.(1)

(a)(5)(B)	Text of press release issued by Kindred, dated June 25, 2014.(2)

(a)(5)(C)	Text of press release issued by Kindred, dated June 27, 2014.†

(a)(5)(D)	Text of press release issued by Kindred, dated July 1, 2014.†

(a)(5)(E)	Text of press release issued by Kindred, dated July 14, 2014.†

(a)(5)(F)	Text of press release issued by Kindred, dated July 21, 2014. †

†	Previously filed.

(1)	Incorporated by reference to the Schedule TO-C filed by Kindred Healthcare, Inc. on June 16, 2014.

(2)	Incorporated by reference to the Current Report on Form 8-K filed by Kindred on June 25, 2014.